U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                          ALEXANDER INTERNATIONAL, INC.
                 (Name of Small Business Issuer in Its Charter)


             DELAWARE                                     33-0845551
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


                                 764 Shaw Avenue
                              Coquitlam, BC Canada
                (Physical Address of Principal Executive Offices)

                                 764 Shaw Avenue
                          Coquitlam, BC Canada V3K 2R8
                (Mailing Address of Principal Executive Offices)


                                 (604) 936-3508
                           (Issuer's Telephone Number)


           Securities to be Registered Under Section 12(b) of the Act:

         Title of Each Class                   Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered

--------------------------------             ---------------------------------

--------------------------------             ---------------------------------

           Securities to be Registered Under Section 12(g) of the Act:

                         Common Stock - .0001 Par Value
                         ------------------------------
                                (Title of Class)

                                     PART 1
                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


BUSINESS DEVELOPMENT

FORM AND YEAR OF ORGANIZATION

Alexander International, Inc. was incorporated in Delaware on July 20, 1998. Our business is the development, marketing and sales of our proprietary personal computer anti-spam software.

We received our initial funding through the sale of common stock to investors from the period of approximately July 20, 1998 until April 30, 1999. We offered and sold 545,000 common stock shares at $0.01 per share to non-affiliated private investors, and 5,000,000 common stock shares at $0.00002 per share to a prior director.

BANKRUPTCY OR SIMILAR PROCEEDINGS

There have been no bankruptcy, receivership or similar proceedings.

REORGANIZATIONS, PURCHASE OR SALE OF ASSETS

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE ISSUER

PRINCIPAL PRODUCTS OR SERVICES AND MARKETS

Consumers utilizing personal computers are subjected daily to unrequested e-mail sales pitches and often times, graphic e-mail pornography. This growing barrage of unsolicited marketing e-mails sent on the Internet is known as "spam". We intend to develop, market and sell our proprietary personal computer anti-spam software to consumers in the United States. We estimate we have completed approximately fifteen percent of the programming needed to fully develop our software product by completing two steps: the database for Internet access and interface, and the multi-operating systems' interface. We intend to utilize our management's abilities to complete our proposed software product, and hire two additional employees in 2003, one programmer in April, and an office assistant in September. We plan to complete our software programming by October 2003.

We are currently in the development stage of our anti-spam software, we are a development stage company.

The need for consumers to protect themselves from the high cost of spam in time and money is evident.

1) The number of spam e-mails grew 40% in 2001 and will grow another 158% between 2001 and 2006 (Jupiter Media Metrix, 2001) .

2) Within 2 months of getting an e-mail account, 64% of all users begin to receive spam (Gartner Group, 2000)

Current anti-spam software designs fall into three general modes:

     Most designs use a "blacklist" database of known spam that the e-mail service provider generates by identifying spam and then inputs a blocking message onto their own e-mail system. This software uses specific filters to trap incoming spam, but it does require e-mail service provider's personnel to constantly monitor their subscribers' e-mail for spam and then update their blacklist.

     A second popular design is to use a "whitelist" of e-mail that the e-mail service provider's subscribers generate a list of all acceptable e-mail addresses, on an address-by-address basis. All e-mails not on the subscribers list are rejected or deleted from that subscriber's incoming e-mail.

     The third, but less utilized design is for an e-mail subscriber to contract with a third party e-mail filtering company that intercepts the subscribers incoming e-mail at the filtering company's web site, thus allowing the e-mail to be passed through a master anti-spam filtering software system that deletes all unidentified spam before forwarding on regular e-mail to its subscribers.

We intend to develop our proprietary anti-spam software with two major features: combine the best of "blacklist" and "whitelist" filters, and allow individual consumers and small businesses to purchase and maintain this anti-spam software on their individual personal computers. Our design features include:

     Provide Internet purchases and downloads of our anti-spam software

     On-screen setup, instructions, and help features aimed at end users.

     Combine   "blacklist"   filters  to  run  in  parallel  with  user  defined
     "whitelist" acceptable e-mail contacts.

     Allow daily download from the Internet at our proposed web site of updated "blacklist" of know spam senders.

     Provide filters for know word usage of favorite marketing keywords and specific content, such as porn, sales pitches.

     Provide all filters needed to examine e-mail content, not just headers or first line of e-mail using proprietary design that assigns an adjustable score to keywords linked with a document size variable.

     Maintain a customer chronological length-defined list, with a thirty day minimum, of known spam sender addresses in order to block targeted spam senders. Also, will target specific e-mail addresses of senders with optional feature that sends multiple spam email back to any chosen sender of spam.

DISTRIBUTION METHODS OF PRODUCTS OR SERVICES

Alexander International plans to sell its anti-spam software through its own proposed website, tentatively titled SpamGurard.com . As of the date of this filing, we have not setup our website.

STATUS OF ANY PUBLICLY ANNOUNCED  NEW PRODUCTS OR SERVICES

Alexander International has no new product or service planned or announced to the public.

COMPETITION AND COMPETITIVE POSITION

Alexander's competitors have longer operating histories, larger customer bases, and greater brand recognition than Alexander International. Major competitors are Spamfire.com, Cloudmark, Brightmail, Mailsifter, Spam Detective, and Spamex.com. We are not aware of any significant barriers to Alexander International's entry into the anti-spam software market, however, at this time, we have no sales or share of this market.

SUPPLIERS AND SOURCES OF RAW MATERIALS

We will utilize our management's background to offer our planned anti-spam software on the Internet without the use of major suppliers of raw materials. We have no current supplier arrangements or contracts with any sources of raw materials.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

Alexander International will not depend on any one or a few major customers. We intend to utilize our management's experience in marketing and sales of computer related products to market to small businesses and individual computer users on the Internet.

PATENTS, TRADEMARKS, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

We have no current plans to apply for registrations such as patents, trademarks, additional copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any additional copyright, trademark or patent applications on an ongoing basis.

NEED FOR GOVERNMENT APPROVAL FOR ITS PRODUCTS OR SERVICES

Alexander International is not required to apply for or have any government approval for its products or services.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

Alexander International is not aware of any federal laws and regulations that would have an adverse effect directly or indirectly on its operations.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

Alexander International has not expended funds for research and development costs since inception.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

Alexander International is not aware of any environmental regulations that could directly effect its operations, but no assurance can be given that environmental regulations will not, in the future, have a material adverse impact on our business.

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES

Alexander International has one employee, its sole director and officer who will devote as much time as the board of directors determines is necessary to manage the affairs of the company. The officer intends to work on a full time basis when we raise capital per our business plan. Our business plan calls for hiring two new full-time employees during the next twelve months.

RISKS

Investors in Alexander International should carefully consider the following risk factors associated with our plans and product:

WE ARE A DEVELOPMENT STAGE COMPANY WITH NO OPERATING HISTORY. THIS WILL MAKE IT DIFFICULT FOR OUR SHAREHOLDERS TO EVALUATE OUR FUTURE PLANS AND PROSPECTS.

     Investors should carefully evaluate any investment in our company due to the inherent risks, expenses, delays, and difficulties that will likely be a part of our development. As we are implementing a business plan with no near-term revenues, we expect to incur net losses in the foreseeable future.

OUR FINANCIAL STATUS CREATES A DOUBT WHETHER WE WILL CONTINUE AS A GOING CONCERN. OUR INDEPENDENT AUDITORS HAVE ISSUED AN AUDIT OPINION FOR ALEXANDER INTERNATIONAL WHICH INCLUDES A STATEMENT DESCRIBING OUR GOING CONCERN STATUS. IF OUR BUSINESS PLAN FOR THE FUTURE IS NOT SUCCESSFUL, INVESTORS WILL LIKELY LOSE ALL OF THEIR INVESTMENT IN OUR STOCK.

     As noted in our accompanying financial statements, our current financial condition of nominal assets and no current operating business activities necessary for revenues and operating capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no material operations, revenues, or profits.

ALEXANDER INTERNATIONAL HAS NO SALES, PROVEN MARKET, OR CONSUMER DEMAND. WITHOUT SIGNIFICANT USER DEMAND FOR OUR PRODUCT, THE COMPANY COULD HAVE CONTINUED NEGATIVE CASH FLOW AND BE UNABLE TO REMAIN IN BUSINESS.

     The lack of a proven market for our product means that the true market for this product may be minor or nonexistent. This could result in little or no product sales.

OUR BUSINESS STRATEGY REQUIRES US TO RAISE CASH OF $150,000. WITHOUT THIS FUNDING, WE COULD REMAIN AS A DEVELOPMENT STAGE COMPANY WITH NO MATERIAL OPERATIONS, REVENUES, OR PROFITS.

     We require new funding of $150,000 in order to implement our business plan. We have not determined a source of this funding. We currently have no funding commitments from any individuals or entities. If we use equity capital as a source of funding, potential new shareholders may be unwilling to accept either the likely dilution of their per share value or the high level of risk involved with our unproven new product. Without this funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our shareholders may lose part or all of their investment.

OUR COMPETITORS HAVE BEEN IN BUSINESS LONGER THEN WE HAVE AND HAVE SUBSTANTIALLY GREATER RESOURCES THAN WE DO. SHOULD WE BE UNABLE TO ACHIEVE ENOUGH CUSTOMER MARKET SHARE IN OUR INDUSTRY, WE MAY EXPERIENCE LOWER LEVELS OF REVENUE THAN OUR BUSINESS PLAN ANTICIPATES.

     In our development stage, we will have size and market share disadvantages as we attempt to implement our marketing plan. Once our product is developed, we plan to market it by advertising, hiring a marketing manager and salespeople. However, we may be unsuccessful in achieving our sales goals and market share and, therefore, be unable to ever become a competitive force in our industry.

THERE IS NO CURRENT PUBLIC MARKET FOR OUR SECURITIES. WE HAVE NO CURRENT PUBLIC OFFERING AND NO PROPOSED PUBLIC OFFERING OF OUR EQUITY. AS OUR STOCK IS NOT PUBLICLY TRADED, INVESTORS SHOULD BE AWARE THEY PROBABLY WILL BE UNABLE TO SELL THEIR SHARES AND THEIR INVESTMENT IN OUR SECURITIES IS NOT LIQUID.

     We are not registered on any public stock exchange; however, we plan to file for trading on the OTC Electronic Bulletin Board. We do not know when we will be able to file for trading, and there is no guarantee of trading volume or trading price levels sufficient for investors to sell their stock, recover their investment in our stock, or profit from the sale of their stock.

OUR SOLE OFFICER AND DIRECTOR BENEFICIALLY OWNS 90% OF THE OUTSTANDING SHARES OF OUR COMMON STOCK. IF HE CHOOSES TO SELL HIS SHARES IN THE FUTURE, IT MIGHT HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR STOCK.

     Due to the controlling amount of our officer and director's share ownership in our company, if he decides to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If our officer and director decide to sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of directors and officers (affiliates) to sell their shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

THE CURRENT OFFICER AND DIRECTOR, ROBERT TSUIDA, IS THE SOLE OFFICER AND DIRECTOR OF THE COMPANY, AND AT THE SAME TIME, HE IS INVOLVED IN OTHER BUSINESS ACTIVITIES. ALEXANDER'S NEEDS FOR HIS TIME AND SERVICES COULD CONFLICT WITH HIS OTHER BUSINESS ACTIVITIES. THIS POSSIBLE CONFLICT OF INTEREST COULD RESULT IN HIS INABILITY TO PROPERLY MANAGE ALEXANDER'S AFFAIRS, RESULTING IN OUR REMAINING A SMALL COMPANY WITH NO MATERIAL OPERATIONS, REVENUES, OR PROFITS.

     We have not formulated a plan to resolve any possible conflicts that may arise between our needs for Mr. Tsuida's services and his other business responsibilities.

IF WE BECOME LISTED FOR TRADING ON THE OTC ELECTRONIC BULLETIN BOARD THE TRADING IN OUR SHARES MAY BE REGULATED BY SECURITIES AND EXCHANGE COMMISSION RULE 15G-9 WHICH ESTABLISHED THE DEFINITION OF A "PENNY STOCK."

     The Securities and Exchange Commission Rule 15g-9 established the definition of a "penny stock", for the purposes relevant to the company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. The effective result of this Rule 15g-9, is that if the share price is below $5.00 there will be fewer purchasers qualified by their brokers to purchase shares of the company, and therefore a less liquid market for the securities.

REPORTS TO SECURITIES HOLDERS

We provide an annual report that includes our financial information to our shareholders upon written request. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. Alexander International will become subject to disclosure filing requirements upon effectiveness of this Form 10-SB, including Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8-K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event our obligation to file such reports is suspended under the Exchange Act.

The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street NW, Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

                                     ITEM 2
                                PLAN OF OPERATION

Alexander International current cash balance is $14. We believe our small cash balance is sufficient to fund minimum levels of operations through the first quarter of 2003, however, in order to achieve our business plan goals, we will need to raise capital through the sale of equity securities. We are a development stage company and have generated no revenue to date. We have sold $5,550 in equity securities to pay for our prior minimum level of operations.

We have received a going concern opinion on our financial statements that raises substantial doubt as to our ability to continue as a going concern. As noted in our accompanying financial statements, our current financial condition of nominal assets and no current operating business activities necessary for revenues and operating capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with no material operations, revenues, or profits. Although management believes their plan for Alexander International will generate revenue and profit, there is no guarantee their past experiences will provide Alexander International with similar future successes.

As of the date of this filing, we have taken the following steps: developed our business plan, completed the first two programming steps of our software product, and began to make our company's business and financial information available to the public through filings with the Securities and Exchange
Commission subject to disclosure rule of Regulation S-B. We then intend to obtain a listing for public trading of our stock on the Over the Counter Electronic Bulletin Board. We believe we will be able to complete that process by June 2003. Our business plan includes a need for cash of $150,000 by April 2003. At this time, we have not determined a source of this cash. Beginning in April 2003, in order to develop our software product, management estimates we will need to hire one programmer to assist us with programming duties at a cost of $3,000 per month, purchase additional computer and furniture fixed assets in April for $25,000, budget $2,000 per month for operating expenses, develop and implement our website in September at a cost of $20,000, and hire one office assistant in September at a cost of $2,000 per month.

We will only be able to implement our business plan if we receive funding. We plan to raise $150,000 in funding and intend to use funding we receive to provide cash for our business plan during the next twelve months as cash flow from sales is not estimated to begin until December 2003. We will face considerable risk in each of our business plan steps, such as difficulty of hiring competent personnel within our budget, a shortfall of funding due to our inability to raise capital. If no funding is received during the next twelve months, we will be forced to rely on existing cash in the bank and funds loaned by the directors and officers. Alexander International's officers and directors have no formal commitments, arrangements or legal obligation to advance or loan funds to Alexander International. In such a restricted cash flow scenario, we would be unable to complete our business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, Alexander International may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

Our business plan includes $47,000 for development of our proposed software product during the next twelve months.

We plan to purchase approximately $25,000 in furniture, computers, and software during the next twelve months. Our business plan provides for us to hire two new employees during the next twelve months.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

Alexander International's principal executive office address is 764 Shaw Avenue, Coquitlam, BC, Canada V3K 2R8. Robert Tsuida, the director of the corporation, provides the principal executive office and telephone number. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the officer almost exclusively used the telephone and mailing address for other business purposes. We intend to use our current address for our business activities throughout our development stage during the next twelve months.

                                     ITEM 4
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the ownership of Alexander International's voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of Alexander's common stock through the most current date - December 31, 2002:

Title of      Name &                         Amount &                Percent
 Class        Address                     Nature of owner             Owned
 -----        -------                     ---------------             -----

Common   Robert Tsuida                      5,000,000 (a)              90%
         764 Shaw Avenue
         Coquitlam, B.C. V3K 2R8

Total Shares Owned by Officers
 & Directors as a Group                     5,000,000                  90%

----------
(a) Mr. Robert Tsuida received 5,000,000 shares of the company's common stock on April 1, 1999 for $100 in a private transaction with a former director.

                                     ITEM 5
          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors and officers of Alexander International, all of those whose one year terms will expire 6/30/03, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address           Age    Position      Date First Elected    Term Expires
--------------           ---    --------      ------------------    ------------

Robert Tsuida            60     President,         4/1/99              6/30/03
764 Shaw Avenue                 Secretary,
Coquitlam, BC V3K 2R8           Treasurer,
                                Director

The foregoing person may be deemed a "promoter" of Alexander International, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

The director and officer currently devotes an immaterial amount of time to manage the business affairs of our company. As of the date of this filing, the amount of time the director and officer intends to devote to our company is unknown.

No current or former executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding, which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Resume

Robert Tsuida, President, Treasurer, Secretary, and Director

Marob Enterprises Ltd.

1999 - Current

     Director and General Manager changed the business of the company into a management services company and computer business that specializes in building custom computer systems, custom software, and network installations.

1972 - 1999

     Founded the company as a log and lumber export company. Managed the finance, sales, production, and export distribution of two sawmills. Created customer financing for foreign export sales. Managed seventy employees. Oversaw human resources, payroll, taxes, and all operational functions of the business.

Parallax Development Corporation

1986 - 1993

     Founded Parallax Development Corporation, a mineral mining and exploration company. Raised two million dollars in funding. Managed all financial aspects of the company.
     Assembled advisory board and board of directors. Managed staff of eight engineers. Negotiated land contracts.
     Purchased exploration properties.
     Created strategic partnership opportunities.
     Managed vendor relationships.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

Alexander International's current officer receives no compensation. The current Board of Directors is comprised of only Mr. Robert Tsuida.

                           Summary Compensation Table

                                                Other
 Name &                                         annual    Restricted                         All other
principal                                      compen-      stock       Options    LTIP       compen-
position         Year   Salary($)   Bonus($)   sation($)    awards      SARs($)  Payouts($)   sation($)
--------         ----   ---------   --------   ---------    ------      -------  ----------   ---------
Robert Tsuida    2000     -0-         -0-        -0-         -0-          -0-       -0-          -0-
President        2001     -0-         -0-        -0-         -0-          -0-       -0-          -0-

There are no current employment agreements between the company and its executive officer.

The officer currently devotes an immaterial amount of time to manage the affairs of the company. The director and principal officer has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide proper salaries to all officers and compensation for directors' participation. The officer and the board of directors have determined that a minimum cash balance of not less than $10,000 will be necessary before officers may receive compensation. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of Alexander International in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Robert Tsuida, the president of the corporation, provides the principal executive office and telephone number. The costs associated with the use of the telephone and mailing address were deemed to be immaterial as the telephone and mailing address were almost exclusively used by him for other business purposes.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

Alexander's Certificate of Incorporation authorizes the issuance of 80,000,000 shares of common stock, .0001 par value per share and 20,000,000 shares of preferred stock , .0001 par value per share. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion, from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of Alexander International, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

Alexander International plans to file for trading on the OTC Electronic Bulletin Board. The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network, which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of December 31, 2002, Alexander International had 41 shareholders of record. We have paid no cash dividends and have no outstanding options.

As of the date of this filing, there have been no discussions or understandings between Alexander International or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

                                     ITEM 2
                                LEGAL PROCEEDINGS

Alexander International, Inc. is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On July 20, 1998, the board of directors authorized the issuance of 5,000,000 shares of common stock to Mr. Dal Grauer for $100, a price of $0.00002 per share. In issuing the shares, the company relied upon Section 4(2) of Securities Act of 1933, as amended. This did not constitute a public offering.

On April 1, 1999, Mr. Robert Tsuida, in a private transaction, purchased from Mr. Grauer the 5,000,000 shares of the company's common stock for $100, a price of $0.00002 per share.

From the period of approximately September, 1998 until April, 1999, the company offered and sold 545,000 shares at $0.01 per share to non-affiliated private investors. The company relied upon Regulation S, category 3 of Rule 903 of the Securities Act of 1933, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, were non U.S. persons, and had adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision, that the securities would be resold in accordance with Regulation S or pursuant to an available exemption. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Regulation S restrictive legend. In addition, the Company has adopted in conjunction with the sale of these securities a board resolution to refuse to register or transfer any of the securities made in accordance with the provisions of Regulation S.

Under the Securities Act of 1933, all sales of an issuers' securities or sales by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware corporate law allows for the indemnification of company Officers and Directors in regard to their carrying out the duties of their offices. The Board of Directors will make a determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of Alexander International, Inc. for the years ended December 31, 2001 and 2000, and the nine months ended September 30, 2002, and related notes which are included in this registration statement have been examined by Beckstead & Watts, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit  2.1    Articles of Incorporation                              Included
Exhibit  2.2    Bylaws                                                 Included
Exhibit 23.1    Consent of independent auditor                         Included
Exhibit 99.1    Certificate of Chief Executive Officer                 Included
                Pursuant to 18 U.S.C. Section 1350, as Adopted
                Pursuant to Section 906 of the Sarbanes-Oxley Act
                of 2002.
Exhibit 99.2    Certificate of Chief Financial Officer                 Included
                Pursuant to 18 U.S.C. Section 1350, as Adopted
                Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Alexander International, Inc.


Date 01/06/03                            /s/ Robert Tsuida
                                         ---------------------------------------
                                      By Robert Tsuida, President, Secretary,
                                         Treasurer & Director

BECKSTEAD AND WATTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
                                                         3340 Wynn Road, Suite C
                                                             Las Vegas, NV 89102
                                                                    702.257.1984
                                                              702.362.0540 (fax)

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alexander International, Inc.

We have audited the Balance Sheets of Alexander International, Inc. (the "Company") (A Development Stage Company), as of September 30, 2002, December 31, 2001 and 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the periods then ended and for the period July 20, 1998 (Date of Inception) to September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander International, Inc. (A Development Stage Company) as of September 30, 2002, December 31, 2001 and 2000, and the results of its operations and cash flows for the periods then ended and for the period July 20, 1998 (Date of Inception) to September 30, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

December 10, 2002

                          Alexander International, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                                                                 December 31,
                                                             September 30,   ---------------------
                                                                2002          2001          2000
                                                               -------       -------       -------
ASSETS

Current assets:
  Cash                                                         $    14       $    53       $   197
                                                               -------       -------       -------
     Total current assets                                           14            53           197
                                                               -------       -------       -------

                                                               $    14       $    53       $   197
                                                               =======       =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Notes payable - related party                                $ 1,571       $    --       $    --
                                                               -------       -------       -------
     Total current liabilities                                   1,571            --            --
                                                               -------       -------       -------
Stockholders' equity (deficit):
  Preferred stock, $0.0001 par value, 20,000,000 shares
    authorized, no shares issued or outstanding                     --            --            --
  Common stock, $0.0001 par value, 80,000,000 shares
    authorized, 5,545,000, 5,545,000 and 5,545,000 shares
    issued and outstanding as of 9/30/02, 12/31/01
    and 12/31/00, respectively                                     555           555           555
  Additional paid-in capital                                     5,395         5,395         5,395
  Subscriptions (receivable)                                      (400)         (400)         (400)
  (Deficit) accumulated during development stage                (7,107)       (5,497)       (5,353)
                                                               -------       -------       -------
                                                                (1,557)           53           197
                                                               -------       -------       -------

                                                               $    14       $    53       $   197
                                                               =======       =======       =======

   The accompanying notes are an integral part of these financial statements.

                          Alexander International, Inc.
                          (a Development Stage Company)
                            Statements of Operations


                                                   For the nine month
                                                      period ended            For the years ended    July 20, 1998
                                                      September 30,               December 31,      (Inception) to
                                                ------------------------   ------------------------  September 30,
                                                   2002          2001         2001          2000         2002
                                                ----------    ----------   ----------    ----------    --------
                                                              (unaudited)
Revenue                                         $       --    $       --   $       --    $       --    $     --
                                                ----------    ----------   ----------    ----------    --------
Expenses:
  General and administrative expenses                1,610           108          144         4,867       7,107
                                                ----------    ----------   ----------    ----------    --------
    Total expenses                                   1,610           108          144         4,867       7,107
                                                ----------    ----------   ----------    ----------    --------

Net (loss)                                      $   (1,610)   $     (108)  $     (144)   $   (4,867)   $ (7,107)
                                                ==========    ==========   ==========    ==========    ========
Weighted average number of common shares
 outstanding - basic and fully diluted           5,545,000     5,545,000    5,545,000     5,545,000
                                                ==========    ==========   ==========    ==========

Net (loss) per share - basic and fully diluted  $    (0.00)   $    (0.00)  $    (0.00)   $    (0.00)
                                                ==========    ==========   ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          Alexander International, Inc.
                          (a Development Stage Company)
             Statements of Changes in Stockholders' Equity (Deficit)

                                                                                        (Deficit)
                                          Common Stock                                Accumulated      Total
                                    -------------------    Additional   Subscriptions    During      Stockholders'
                                                            Paid-in       Payable      Development     Equity
                                    Shares       Amount     Capital      Receivable)      Stage       (Deficit)
                                    ------       ------     -------      -----------      -----       ---------
July 1998
  Founders shares issued
  issued for cash and
  subscriptions receivable         5,000,000    $   500      $   --         $(400)       $    --        $   100

Net (loss)
  July 20, 1998
  (Inception) to
  December 31, 1998                       --         --
                                  ----------    -------      ------         -----        -------        -------

Balance, December 31, 1998         5,000,000        500          --          (400)            --            100

May 1999
  Cash received for
  private placement                  545,000         55       5,395            10          5,460

Net (loss)
  For the year ended
  December 31, 1999                     (486)      (486)
                                  ----------    -------      ------         -----        -------        -------

Balance, December 31, 1999         5,545,000        555       5,395          (390)          (486)         5,074

April 2000
  Cash returned for
  private placement                      (10)       (10)

Net (loss)
  For the year ended
  December 31, 2000                   (4,867)    (4,867)
                                  ----------    -------      ------         -----        -------        -------

Balance, December 31, 2000         5,545,000        555       5,395          (400)        (5,353)           197

Net (loss)
  For the year ended
  December 31, 2001                     (144)      (144)
                                  ----------    -------      ------         -----        -------        -------

Balance, December 31, 2001         5,545,000        555       5,395          (400)        (5,497)            53

Net (loss)
  For the period ended
  September 30, 2002                  (1,610)    (1,610)
                                  ----------    -------      ------         -----        -------        -------

Balance, September 30, 2002        5,545,000    $   555      $5,395         $(400)       $(7,107)       $(1,557)
                                  ==========    =======      ======         =====        =======        =======

   The accompanying notes are an integral part of these financial statements.

                          Alexander International, Inc.
                          (a Development Stage Company)
                            Statements of Cash Flows


                                                For the nine month
                                                   period ended          For the years ended    July 20, 1998
                                                   September 30,              December 31,     (Inception) to
                                               --------------------      --------------------   September 30,
                                                 2002         2001         2001         2000         2002
                                               -------      -------      -------      -------      -------
                                                          (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)                                     $(1,610)     $  (108)     $  (144)     $(4,867)     $(7,107)
                                               -------      -------      -------      -------      -------
Net cash (used) by operating activities         (1,610)        (108)        (144)      (4,867)      (7,107)
                                               -------      -------      -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES                --           --           --           --           --
                                               -------      -------      -------      -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuances of common stock                        --           --           --           --        5,550
   (Decrease) in subscriptions payable              --           --           --          (10)          --
   Increase in notes payable - related party     1,571           --           --           --        1,571
                                               -------      -------      -------      -------      -------
Net cash provided (used) by financing
 activities                                      1,571           --           --          (10)       7,121
                                               -------      -------      -------      -------      -------

Net increase (decrease) in cash                    (39)        (108)        (144)      (4,877)          14
Cash - beginning                                    53          197          197        5,074           --
                                               -------      -------      -------      -------      -------
Cash - ending                                  $    14      $    89      $    53      $   197      $    14
                                               =======      =======      =======      =======      =======
Supplemental disclosures:
  Interest paid                                $    --      $    --      $    --      $    --      $    --
                                               =======      =======      =======      =======      =======
  Income taxes paid                            $    --      $    --      $    --      $    --      $    --
                                               =======      =======      =======      =======      =======

The accompanying notes are an integral part of these financial statements.

                          Alexander International, Inc.
                          (A Development Stage Company)
                                      Notes

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized July 20, 1998 (Date of Inception) under the laws of the State of Delaware, as Alexander International, Inc. The Company has minimal operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 80,000,000 shares of $0.0001 par value common stock and 20,000,000 shares of $0.0001 par value preferred stock.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

CASH AND CASH EQUIVALENTS
   The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2002, December 31, 2001 and 2000.

REVENUE RECOGNITION
   The Company recognizes revenue and gains when earned and related costs of sales and expenses when incurred.

ADVERTISING COSTS
   The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of September 30, 2002, December 31, 2001 and 2000.

USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
   Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2002, December 31, 2001 and 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

IMPAIRMENT OF LONG-LIVED ASSETS
   Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at September 30, 2002, December 31, 2001 and 2000.

REPORTING ON THE COSTS OF START-UP ACTIVITIES
   Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

                          Alexander International, Inc.
                          (A Development Stage Company)
                                      Notes

LOSS PER SHARE
   Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of September 30, 2002, December 31, 2001 and 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

DIVIDENDS
   The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

SEGMENT REPORTING
   The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

INCOME TAXES
   The Company  follows  Statement  of  Financial  Accounting  Standard No. 109,
   "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

   Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

RECENT PRONOUNCEMENTS
   In June 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting, and that identifiable intangible assets acquired in a business combination be recognized as an asset apart from goodwill, if they meet certain criteria. The impact of the adoption of SFAS No. 141 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

   SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. The new standard is effective for fiscal years beginning after December 15, 2001. The impact of the adoption of SFAS No. 142 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

   In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is

                          Alexander International, Inc.
                          (A Development Stage Company)
                                      Notes

   accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

   In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the definition of what constitutes a discontinued operation and how results of a discontinued operation are to be measured and presented. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The impact of the adoption of SFAS No. 144 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

STOCK-BASED COMPENSATION
   The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

YEAR END
   The Company has adopted December 31 as its fiscal year end.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company raised funds via private placement offering. If the securities offering does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 4 - NOTES PAYABLE

During the nine-month period ended September 30, 2002, the sole officer and director loaned the Company a total of $1,571. As of September 30, 2002, the total amount owed is $1,571. This amount does not bear any interest and is due upon demand.

NOTE 5 - INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

                          Alexander International, Inc.
                          (A Development Stage Company)
                                      Notes

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

             U.S federal statutory rate      (34.0%)

             Valuation reserve                34.0%
                                             -----

             Total                              --%
                                             =====

As of December 31, 2001, the Company has a net operating loss carry forward of approximately $5,497, respectively, for tax purposes, which will be available to offset future taxable income. If not used, this carry forward will expire in 2021.

NOTE 6 - STOCKHOLDER'S EQUITY

The Company is authorized to issue 80,000,000 shares of its $0.0001 par value common stock and 20,000,000 shares of it $0.0001 par value preferred stock.

On July 20, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock to an individual who is a former officer and director of the Company in exchange for cash of $100 and subscriptions receivable of $400.

On May 14, 1999, the Company closed its offering and issued 545,000 of its $0.0001 par value common stock for total of $5,460 pursuant to a private placement. Of the total cash received, $10 is considered a subscription payable.

On April 12, 2000, the Company refunded a shareholder $10 and cancelled a portion of the subscriptions payable.

There have been no other issuances of common and/or preferred stock.

NOTE 7 - WARRANTS AND OPTIONS

As of September 30, 2002, December 31, 2001 and 2000, there are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 8 - COMMITMENTS

On December 1, 1999, the Company executed an informal agreement with an entity for management services on a month-to-month basis. The monthly fee was $400 for the period from December 1, 1999 through October 31, 2000 and was $500 for the period from November 1, 2000 through December 31, 2000.

NOTE 9 - RELATED PARTY TRANSACTIONS

On July 20, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock to an individual who is a former officer and director of the Company. (See Note 6)

On April 1, 1999, a former officer and director of the Company transferred, via private transaction, 5,000,000 of the Company's $0.0001 par value common stock to Robert Tsuida, the sole officer and director of the Company, in exchange for $100.

On May 14, 1999, the Company issued 1,000 of its $0.0001 par value common stock for total of $100 to a former officer and director. (See Note 6)

During the nine-month period ended September 30, 2002, the sole officer and director loaned the Company a total of $1,571. (See Note 4)

                       QUARTERLY CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Tsuida, certify that:

1.  I  have  reviewed  this   quarterly   report  on  Form  10-SB  of  Alexander
International, Inc.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. As the registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c.   presented  in  this  quarterly   report  the  conclusions   about  the
          effectiveness of the disclosure controls and procedures based on the evaluation as of the Evaluation Date;

5. As he registrant's certifying officer, I have disclosed, based on the most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. As the registrant's certifying officer, I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 6th day of January 2003.

/s/ Robert Tsuida
--------------------------
Chief Executive Officer

                       QUARTERLY CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert Tsuida, certify that:

1.  I  have  reviewed  this   quarterly   report  on  Form  10-SB  of  Alexander
International, Inc.;

2. Based on my knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. As the registrant's certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c.   presented  in  this  quarterly   report  the  conclusions   about  the
          effectiveness of the disclosure controls and procedures based on the evaluation as of the Evaluation Date;

5. As the registrant's certifying officer, I have disclosed, based on the most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. As the registrant's certifying officer, I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 6th day of January 2003.

/s/ Robert Tsuida
-------------------------
Chief Financial Officer